UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
FAT PROJECTS ACQUISITION CORP
(Name of Issuer)
Class A Ordinary Shares, $0.0001 par value per Share
(Title of Class of Securities)
G3400W102
(CUSIP Number)
January 17, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: G3400W102

1	NAME OF REPORTING PERSON Tempo Opportunities Fund LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 355,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 355,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,872
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.54%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: G3400W102

1	NAME OF REPORTING PERSON RPO LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 355,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 355,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,872
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.54%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: G3400W102

1	NAME OF REPORTING PERSON J. David Rogers I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 355,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 355,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,872
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.54%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: G3400W102
ITEM 1(a).	NAME OF ISSUER: FAT PROJECTS ACQUISITION CORP
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 27 BUKIT MANIS ROAD SINGAPORE U0 099892
ITEM 2(a).	NAME OF PERSON FILING: This Schedule 13G is jointly filed by Tempo Opportunities Fund LLC (the "TOF"), RPO LLC and J. David Rogers (collectively, the Reporting Persons).
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The principal business address of each of the Reporting Persons is 6 Landmark Square, 4th Floor, Stamford, CT 06901
ITEM 2(c).	CITIZENSHIP: Each of TOF and RPO LLC is a Delaware limited liability company. Mr. Rogers is a citizen of the United States of America.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A Ordinary Shares, $0.0001 par value per Share
ITEM 2(e).	CUSIP NUMBER: G3400W102
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Persons cover page.

As of January 17,2023 TOF directly held 355,872 shares of Common Stock.
(a) Amount beneficially owned:
355,872
(b) Percent of class:
6.54%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Tempo Opportunities Fund LLC : 0 RPO LLC : 0 J. David Rogers : 0
(ii) shared power to vote or to direct the vote:
Tempo Opportunities Fund LLC : 355,872 RPO LLC : 355,872 J. David Rogers : 355,872
(iii) sole power to dispose or direct the disposition of:
Tempo Opportunities Fund LLC : 0 RPO LLC : 0 J. David Rogers : 0
(iv) shared power to dispose or to direct the disposition of:
Tempo Opportunities Fund LLC : 355,872 RPO LLC : 355,872 J. David Rogers : 355,872
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: G3400W102
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 20 2023	Tempo Opportunities Fund LLC By: /s/ Zuzana Guggenheimer Name: Zuzana Guggenheimer Title: Chief Financial Officer
January 20 2023	RPO LLC By: /s/Zuzana Guggenheimer Name: Zuzana Guggenheimer Title: Chief Financial Officer
January 20 2023	J. David Rogers By: /s/J. David Rogers Name: J. David Rogers Title: Member
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: G3400W102
EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, $0.0001 par value per share, of Fat Projects Acquisition Corp. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 20, 2023.

TEMPO OPPORTUNITIES FUND LLC

By: /s/ Zuzana Guggenheimer
Name: Zuzana Guggenheimer
Title: Chief Financial Officer

RPO LLC

By: /s/Zuzana Guggenheimer
Name: Zuzana Guggenheimer
Title: Chief Financial Officer

J. DAVID ROGERS

By: /s/J. David Rogers
Name: J. David Rogers